

April 20, 2011

Rodney F. Emery
Chief Executive Officer
Steadfast Income REIT, Inc.
18100 Von Karman Ave., Suite 500
Irvine, California 92612

> **Re:** **Steadfast Income REIT, Inc.**
> **Post-Effective Amendment No. 4 to Form S-11**
> **Filed April 14, 2011**
> **File No. 333-160748**
>
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 22, 2011**
> **File No. 333-160748**

Dear Mr. Emery:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Supplement No. 1 dated April 14, 2011

Our Real Estate Portfolio

1. We note that you disclose the average monthly rent per leased unit. It is unclear if such disclosure takes into account tenant concessions. To the extent tenant concessions, such as free rent, are not reflected in your calculation, please expand your disclosure to quantify how concessions would impact the calculations.

2.   We note that capitalization rates are determined by dividing the property's projected net income by the purchase price. Please expand your discussion of how net income is calculated, such as a discussion of revenues and expenses. Furthermore, since this figure is projected, please describe the percentage that is based on in-place leases and any other assumptions that go beyond in-place leases.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Rosemarie A. Thurston
    Gustav F. Bahn
    Alston & Bird LLP
    Via facsimile (404) 253-8447